Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

September 8, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 4, 2025, The Nasdaq Stock Market (the "Exchange") received from Sol Strategies Inc. (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b)/A for the registration of the following security:

Common Shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,